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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                               MINOLTA-QMS, INC.

                           (Name of Subject Company)
                             ---------------------

                               MINOLTA-QMS, INC.

                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                             ---------------------

                                   74726G102

                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                             ---------------------

                               EDWARD E. LUCENTE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               MINOLTA-QMS, INC.
                                ONE MAGNUM PASS
                             MOBILE, ALABAMA 36618
                                 (334) 633-4300

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing this Statement)
                             ---------------------

                                   COPIES TO:
                           ROBERT K. MONTGOMERY, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                             333 SOUTH GRAND AVENUE
                           LOS ANGELES, CA 90071-3197
                                 (213) 229-7000

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INTRODUCTION

    This Solicitation/Recommendation Statement on Schedule 14D-9 (the
"Schedule 14D-9") relates to an offer by Minolta Investments Company, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Minolta Co., Ltd., a Japanese corporation ("Parent"), to purchase all of the issued and outstanding Shares (as hereinafter defined) of Minolta-QMS, Inc., a Delaware corporation (the "Company") that are not already owned by Purchaser.

ITEM 1.  SECURITY AND SUBJECT COMPANY

    The name of the subject company is Minolta-QMS, Inc. The address of the principal executive office of the Company is One Magnum Pass, Mobile, Alabama 36618. The telephone number of the Company is (334) 633-4300. The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, par value $0.01 per share (the "Common Stock"). As of September 29, 2000, 13,266,131 shares of Common Stock were issued and outstanding, of which 7,570,000 were owned by Purchaser.

ITEM 2.  IDENTITY AND BACKGROUND OF THE FILING PERSON

    The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 of this
Schedule 14D-9.

    This Schedule 14D-9 relates to the cash tender offer disclosed in the Schedule TO, dated October 3, 2000 (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission") by Parent and Purchaser, relating to an offer by Purchaser to purchase all of the issued and outstanding shares of Common Stock of the Company not already owned by Purchaser and the associated rights to purchase shares of the Series A Participating Preferred Stock of the Company (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of March 8, 1999, by and between the Company and South Alabama Trust Company, Inc., as Rights Agent, for an amount equal to $6.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2000, and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, and are incorporated herein by reference in their entirety.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 13, 2000 (the "Merger Agreement"), among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser intends to merge with and into the Company (the "Merger") in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"). Following the Merger, the Company will be the surviving corporation (the "Surviving Corporation") and the separate existence of Purchaser shall cease. At the effective time of the Merger (the "Effective Time"), (i) each issued and outstanding Share (other than Shares owned (or held in the treasury) by the Company or any of its wholly-owned subsidiaries, Parent or Purchaser, and Shares held by stockholders who properly exercise appraisal rights (the "Dissenting Shares") under the DGCL) will be converted into and represent the right to receive the Offer Price (the "Merger Consideration"), and (ii) each share of common stock, par value $.01 per share, of Purchaser, then issued and outstanding will be converted into and become one share of common stock of the Surviving Corporation.

    If Purchaser owns 90% or more of the outstanding Shares following consummation of the Offer, then Purchaser intends to effect the Merger as a "short-form" merger under the DGCL, without a vote of the stockholders of the Company (a "Short-Form Merger"). If a vote of the stockholders of the

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Company is necessary to effect the Merger, Purchaser has agreed in the Merger
Agreement to cause to be voted all Shares owned by it in favor of the adoption of the Merger Agreement. Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding shares of Common Stock. Purchaser currently owns approximately 57.1% of the outstanding Common Stock and, therefore, approval of the Merger would be assured.

    A copy of the Merger Agreement is filed as Exhibit (e)(1) to this
Schedule 14D-9 and is incorporated herein by reference in its entirety.

    The Merger Agreement and the Offer are described in the Offer to Purchase under the captions "Introduction," "The Merger Agreement" and "The Tender Offer," all of which are incorporated herein by reference.

    As set forth in the Schedule TO, the principal executive office of Parent is located at 3-13, Azuchi-machi 2-chome, Chuo-ku, Osaka 541-8556, Japan and Purchaser is located at c/o Minolta Corporation, 101 Williams Drive, Ramsey, New Jersey 07446.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    Except as described or referred to below, or incorporated by reference, there exists on the date hereof no material contract, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (the Company or its executive officers, directors or affiliates, (ii) Purchaser or its executive officers, directors or affiliates, or (iii) Parent or its executive officers, directors or affiliates.

    The information that appears under the captions "Director Compensation," "Executive Compensation Tables," "Executive Agreements," "Report of the Compensation Committee of the Board of Directors of QMS, Inc," "Compensation Committee Interlocks and Insider Participation," "Proposal 3--Amendment of the QMS, Inc. 1997 Stock Incentive Plan," "Proposal 4--Amendment of QMS, Inc. Stock Option Plan for Directors," "Certain Transactions and Matters" and "Intersts of Certain Persons in Matters to be Acted Upon" in the Company's definitive proxy statement for its 2000 Annual Meeting of Stockholders is filed as Exhibit (e)(2) hereto and is incorporated herein by reference. The Minolta-QMS, Inc. Supplemental Executive Retirement Plan dated July 31, 2000 and the Trust Agreement dated July 31, 2000, relating to the Minolta-QMS, Inc. Supplemental Executive Retirement Plan were filed as Exhibits 10(d)(i) and 10(d)(ii), respectively, to the Company's Quarterly Report on Form 10-Q filed with the Commission on August 14, 2000 and are incorporated herein by reference.

    The information contained in the Offer to Purchase under the captions "Introduction," "Interest of Certain Persons in the Offer and the Merger," "The Merger Agreement," "Beneficial Ownership of Common Stock," "Transactions and Arrangements Concerning the Shares," "Related Party Transactions" and "The Tender Offer" is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS. On September 13, 2000, the Board of Directors of the Company (the "Board"), by the unanimous vote of all directors present, acting on the unanimous recommendation of a Special Committee of directors consisting of the four independent directors of the Company,
(i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, are fair to, and in the best interests of, the Company and the public stockholders of the Company and (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer. The Board recommends to the Company's public stockholders that they accept the Offer and tender their Shares pursuant to the Offer.

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    A letter to the Company's stockholders communicating the recommendation of the Board, press releases by Parent and the Company announcing the execution of the Merger Agreement, and a joint press release by Parent and the Company announcing the commencement of the Offer are filed herewith as Exhibits (a)(7),
(a)(4), (a)(3) and (a)(5) hereto, respectively, and are incorporated herein by reference in their entirety.

    (b)  BACKGROUND OF THE OFFER; CONTACTS WITH PARENT; REASONS FOR
RECOMMENDATION.

BACKGROUND OF THE OFFER

    In the Fall of 1998, Parent retained Takenaka & Company LLC ("Takenaka") to conduct a strategic review of its position in the image information systems market. As a result of such review, Parent began considering a strategic partnership with or acquisition of a U.S. company in that market.

    In November 1998, the Company engaged Robinson-Humphrey to render financial advisory services to the Company concerning proposed acquisitions by the Company of QMS Europe B.V. and QMS Australia Pty. Ltd. (collectively, the "Foreign Subsidiaries"), which acquisitions were being considered by the Company with a view to enhancing the Company's strategic and financial positions. In
December 1998, two members of the Company's Board of Directors (the "Board") were contacted by a representative of a corporation (the "Other Bidder") regarding a possible transaction in which the Other Bidder would acquire the Company.

    On February 17, 1999, the Board met and, following substantial discussion, approved the proposed transactions pursuant to which the Company would acquire the Foreign Subsidiaries. It was determined by the Board that it would be in the best interests of the Company to consider various methods of financing the Foreign Subsidiaries acquisitions and achieving efficient structures for replacing existing indebtedness of the Company.

    During February and early March, 1999, the Company engaged in a number of discussions and exchanges with the Other Bidder with respect to the potential acquisition of the Company by the Other Bidder.

    In February 1999, Parent decided to focus its efforts on the Company. In early March, Parent requested Takenaka to contact the Company to ascertain its interest in pursuing an alliance with Parent. On March 18, 1999, the Company and Parent executed a confidentiality agreement. On the same day, representatives of Takenaka met with Mr. Edward Lucente, President and Chief Executive Officer of the Company, and other senior executives of the Company in Mobile, Alabama to discuss a potential strategic partnership or other business combination between Parent and the Company. On March 19, 1999, representatives of Parent initiated a preliminary due diligence review of the Company.

    In early April 1999, Mr. Lucente and another executive of the Company met with representatives of Parent and Takenaka in Tokyo and Osaka, Japan, to provide information on the Company's plans to reacquire the Foreign Subsidiaries and engage in further discussion of a potential transaction. As a result of the meeting, Parent and the Company agreed to continue discussions and the due diligence review by Parent.

    On April 13, 1999, Parent sent the Company a letter confirming its interest in a potential transaction and requesting that the Company allow Parent to conduct certain additional due diligence.

    Throughout this period, the Company was also in discussions with the Other Bidder to ascertain its interest in pursuing a transaction with the Company. However, the Other Bidder was unwilling to proceed with a transaction with the Company other than at price levels of $4 to $5 per Share, which was significantly lower than the price levels discussed with Parent.

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    On April 21, 1999, representatives of Parent met with representatives of the
Company in Mobile, Alabama to conduct further due diligence. On April 28, 1999 the Company sent a letter to Parent to ascertain Parent's interest in a transaction whereby Parent would invest in and loan money to the Company to help the Company finance its acquisition of the Foreign Subsidiaries. Subsequently, Parent indicated it would be interested in such a transaction with certain modifications. Intensive discussions took place between Parent, the Company and their respective financial and legal representatives during the following weeks. The parties met in Osaka, Japan on May 11, 1999 and continued to negotiate throughout the week.

    On May 17, 1999, Parent and the Company entered into a letter agreement whereby (i) Parent agreed to advance the Company $5 million in respect of certain payments and (ii) the Company agreed to negotiate exclusively with Parent for a period of 30 days concerning the potential transaction between the Company and Parent.

    During the period from May 24 through June 7, 1999, Parent continued its due diligence review of the Company and, along with its legal representatives, and Takenaka, negotiated the specific terms of a stock purchase agreement and a loan agreement whereby Parent would (i) acquire a majority equity interest in the Company through the purchase of newly issued Shares and a tender offer for a certain number of currently outstanding Shares and (ii) loan the Company money to help finance the acquisition of the Foreign Subsidiaries.

    On June 7, 1999, (i) Parent, Purchaser and the Company executed a Stock Purchase Agreement (the "Stock Purchase Agreement") and Purchaser purchased 2,130,000 Shares at $5.75 per Share for an aggregate price of approximately $12.248 million and (ii) Parent and the Company entered into a Loan Agreement (the "Loan Agreement") pursuant to which Parent loaned the Company
$12.8 million. On the same day, the Company closed the acquisition of the Foreign Subsidiaries. Pursuant to the Stock Purchase Agreement, Parent and Purchaser agreed to commence a tender offer to purchase 5,440,000 Shares for a price of $6.25 per Share (the "Initial Offer"). On June 8, 1999, Parent and the Company announced the closing of the Stock Purchase Agreement, the closing of the loan contemplated by the Loan Agreement and the Initial Offer. On June 14, 1999, pursuant to the terms of the Stock Purchase Agreement, Purchaser commenced the Initial Offer. On July 12, 1999, Purchaser completed the Initial Offer and purchased 5,440,000 Shares pursuant to the Initial Offer.

    On August 10, 1999, the Board appointed five designees of Parent, Messrs. Hiroshi Fujii, Allen A. Hans, Ryusho Kutani, Yoshisuke Takekida and Shoei Yamana, as directors of the Company.

    In the Fall of 1999, the Company's financial position and liquidity deteriorated, and the Company approached Parent to provide additional financing. As a result, at the request of the Company, Parent agreed to loan the Company up to an additional $30 million, subject to the satisfaction of certain conditions, to be advanced in three installments of $15 million in November 1999, $5 million in December 1999 and $10 million in February 2000. These loans are payable over four years and have stated interest rates of LIBOR plus 2.5% payable monthly in arrears. Proceeds of these loans were used to repay the unused portion of the $5.0 million advance from Parent, to fund loans to the Company's European subsidiary for its working capital purposes, and to provide working capital for the Company. In addition, on June 30, 2000, Parent agreed to amend the terms of the Loan Agreement to defer principal payment on the advances for one year. Accordingly repayment of the principal will not begin to occur until July 2001. The Company has paid the interest on these loans monthly in arrears in accordance with the terms of the Loan Agreement. See "SPECIAL FACTORS--Related Party Transactions--Loan Agreement."

    In November 1999, the Company received a letter from the New York Stock Exchange (the "NYSE") indicating that the Company was not in compliance with the NYSE's new continued listing standards established in August 1999. According to the NYSE's new listing standards, companies are required to have a minimum stockholders' equity of $50 million and a minimum market capitalization

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of $50 million. Companies below these levels must submit a business plan for the
NYSE's approval, demonstrating how the company anticipates meeting the new standards within an eighteen-month period. The Company submitted such a plan to the NYSE in early January 2000, which contemplated that the Company would raise equity by an additional stock offering, and that Parent would invest up to $32 million of additional equity in the Company during the third quarter of fiscal year 2000. In February 2000, the NYSE accepted the Company's plan and advised the Company that it would continue to monitor the Company's compliance with the goals set forth in the plan on a quarterly basis. The NYSE also advised the Company that failure to meet the plan's goals within eighteen months would result in a suspension of trading of the Common Stock and an application to the Commission to delist.

    At December 31, 1999, the Company was in breach of several financial covenants contained in the operating lease agreement for its Mobile, Alabama headquarters (the "Mobile Property") and was not expected to remedy this noncompliance prior to the expiration of the relevant cure period on March 31, 2000. Among the remedies available to INK (AL) QRS 12-21, Inc., as lessor of the property (the "Lessor"), was the acceleration of all remaining base rent on a discounted basis for the initial lease term (approximately $13.2 million), cancellation of the lease, or all other remedies available by law. On March 10, 2000, the Company received a letter of intent from the Lessor indicating its willingness to sell the Mobile Property for the greater of $14.0 million or an appraised value, based upon a mutually agreed upon process. Management of the Company approached Parent to provide the funding necessary to consummate such a purchase.

    Following discussions among Parent, the Company and the Lessor, Parent decided to proceed with the purchase of the Mobile Property through Purchaser and negotiated the terms with the Lessor. On June 14, 2000, Purchaser acquired the Mobile Property for $14.5 million. Purchaser assumed the operating lease agreement, thereby becoming the Company's landlord, and agreed to amend certain of its terms and conditions. The basic rent was reduced to $375,000 per quarter through the period ending June 30, 2001 with adjustments thereafter. In addition, all financial covenants in the operating lease agreement were deleted. See "SPECIAL FACTORS--Related Party Transactions--Lease Agreement." In connection with this transaction, outstanding warrants that had been issued to the Lessor under the original lease agreement were retained by the Lessor, but the exercise price of the warrants was amended to $3.181 to reflect the average closing price of the Shares during the 10 business days prior to June 14, 2000.

    In the Spring of 2000, in light of the additional equity investment required for continued listing of the Company's Shares on the NYSE, the Company's current financial position, and the Company's need for additional working capital, Parent began to consider its alternatives with respect to the Company. Parent retained Weil, Gotshal & Manges LLP ("Weil Gotshal") as its legal counsel to help advise Parent and Purchaser as to potential alternatives with respect to the Company. Parent also retained KPMG Corporate Finance Kabushiki Kaisha ("KPMG") as its financial advisor to help review the financial position of the Company. After consultations with such advisors, Parent, with the assistance of its legal and financial advisors, undertook an internal review of the possibility of acquiring the remaining outstanding Shares in the Company that it did not own, or other capital raising transactions such as a private placement or rights offering.

    During the early Summer of 2000, Messrs. Lucente and Albert A. Butler, Chief Financial Officer of the Company, became aware that, rather than making an additional equity investment in the Company and supplying additional working capital to the Company, Parent might instead be considering taking the Company private by purchasing all of the Company's Shares not already directly or indirectly owned by Parent. In order to be prepared to respond effectively and quickly, and in order to ensure that the best interests of the Company's public stockholders would be advanced, in the event that Parent made a proposal to take the Company private, Messrs. Lucente and Butler decided to begin the process of determining the fair value of the Company's Shares.

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    On July 5, 2000, Messrs. Lucente and Butler commenced a series of conversations with representatives of Robinson-Humphrey concerning the fair value of the Company's Shares if a going-private transaction were proposed by Parent. In the first half of July 2000, Messrs. Lucente and Butler also had conversations with a representative of Gibson, Dunn & Crutcher LLP concerning the legal ramifications of such a proposal and, in particular, the legal mechanisms that might be employed by the Company in order to ensure that any such going-private transaction would be at a price and on terms that were in the best interests of the Company's public stockholders.

    On July 19, 2000, representatives of Parent, including Masanori Hondo, Director of Parent, met with Mr. Lucente and Mr. Yamana in Osaka, Japan at which time Mr. Lucente and Mr. Yamana reported on the Company's performance results and provided an update of the strategic business plan of the Company. At that meeting, Parent indicated to Mr. Lucente that Parent was contemplating making a proposal to acquire the outstanding Shares of the Company not already owned by Parent and Purchaser. Representatives of Parent indicated that the Company should be prepared to review a proposal regarding a potential merger between Purchaser and the Company should Parent determine to proceed in that manner.

    On July 21, 2000, the Board met via teleconference. Mr. Lucente reported to the Board his discussions with Parent regarding the possibility of Parent making a proposal to acquire the outstanding shares of the Company not already owned by Parent and Purchaser. The Board then appointed the Special Committee to review and recommend an appropriate response to any tender offer proposed or made by Parent or Purchaser. The individuals appointed to the Special Committee were William R. Bowles, F. Rigdon Currie, Michael C. Dow and Robert J. Materna. None of the members of the Special Committee is employed by, or affiliated with, the Company (other than as a director or stockholder of the Company), Parent, Purchaser or any of their affiliates. Representatives from Robinson-Humphrey, who had been retained to advise the Special Committee, participated in the Board teleconference and expressed their view that the prevailing market value of the Company's Shares understated their fair value in a going-private transaction by Parent. Robinson-Humphrey was directed to conduct a detailed valuation analysis of the Company's Shares for consideration by the Special Committee and the Board. A representative of Gibson, Dunn & Crutcher LLP participated in the meeting and advised the Special Committee with respect to legal matters incident to the performance of its duties.

    In late July 2000, Parent provided KPMG with certain financial and other information related to the Company, including the Company's business plan. In early August 2000, KPMG gave a report to Parent, which analyzed the potential value of the Company based on its review of such information.

    On July 31 and August 1, 2000, representatives of Parent met in Menlo Park, California with representatives of Weil Gotshal to discuss the potential timing, process and documentation of a proposal by Parent to acquire the outstanding Shares and to merge the Purchaser into the Company.

    The Special Committee met via teleconference on August 1, 2000 and received a report from Mr. Lucente regarding recent communications he had received from Parent concerning the possible timing of a proposal from Parent.

    The Special Committee received a package of information from the Company on August 5, 2000 regarding Robinson-Humphrey's valuation analysis. On August 7, 2000, the Special Committee met via teleconference and received a preliminary report from Robinson-Humphrey concerning its valuation analysis utilizing standard analytical techniques. A representative of Gibson, Dunn & Crutcher LLP participated in the meeting.

    On August 28, 2000, the board of directors of Parent met in Osaka, Japan and approved Parent's making a proposal to the Company to acquire the outstanding Shares of the Company not already owned by Parent and Purchaser through a tender offer and subsequent merger between Purchaser and

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the Company. On August 29, 2000, the Special Committee met via teleconference and received a report from Mr. Lucente regarding recent communications with Parent and Parent's expectation of submitting a proposal within a few days. Based on Robinson-Humphrey's valuation analysis, and based on discussions involving members of the Special Committee, the Special Committee determined to reject any offer below the $6.25 per share paid in the Initial Offer.

    On August 31, 2000, Parent sent a letter (the "Proposal Letter") to the Board setting forth Parent's proposal to acquire all of the outstanding Shares for a price of $5.25 in cash pursuant to a tender offer followed by a merger of Purchaser with and into the Company (the "Proposal"). The Proposal Letter was accompanied by a draft merger agreement reflecting the terms and conditions upon which Parent and Purchaser were prepared to proceed. On the morning of September 1, 2000, Parent and Purchaser filed an amendment to their
Schedule 13D indicating that they had made the Proposal and including a copy of the Proposal Letter.

    In view of the determination of the Special Committee that any proposal of less than $6.25 per Share should be rejected, late on August 31, 2000, Gregory
R. Jones of Hand Arendall, LLC, counsel to the Company ("Hand Arendall"), sent a letter to Parent at the request of the Company indicating that the Company did "not find the terms of the [P]roposal acceptable." Mr. Jones indicated that the Company had formed a special committee of independent directors to consider alternative terms and that the Special Committee's chairman, F. Rigdon Currie, would be prepared to meet with representatives of Parent the following week to discuss the Proposal. On September 1, 2000, in view of Parent's and Purchaser's public disclosure of the Proposal, the Company publicly announced that it had received the Proposal, that the Special Committee had been formed and that the Proposal had been rejected.

    On September 1, 2000, two putative class action lawsuits were filed in the Delaware Court of Chancery by purported stockholders of the Company against Parent, Purchaser, the Company and the Company's directors in connection with the Proposal. See "THE TENDER OFFER--Section 12. Certain Legal Matters; Required Regulatory Approvals."

    On September 6, 2000, Mr. Currie and representatives of Hand Arendall met in San Francisco with Masanori Hondo, Director of Parent, other representatives of Parent and a representative of Weil Gotshal to discuss the Proposal. Mr. Hondo indicated that Parent believed the $5.25 per Share offered in the Proposal was fair given the current financial position of the Company and its future prospects. He indicated that such price represented a 75% premium over recent trading prices and exceeded the recent historical trading range for the Shares other than during the period of the Initial Offer. Mr. Currie indicated that the Special Committee, based in part upon the advice of Robinson-Humphrey, believed that a higher price should be paid. After a lengthy discussion, Mr. Hondo indicated that Parent would consider increasing the price and that Parent might be prepared to offer a price of $5.75 per Share, if that price was acceptable to the Special Committee. At this point the meeting was adjourned so that Mr. Currie could conduct a telephonic meeting with the other members of the Special Committee and a representative of Robinson-Humphrey. Following a report from Mr. Currie on the recently-adjourned meeting and extensive discussion among members of the Special Committee and with a representative of Robinson-Humphrey, the Special Committee decided that it would not accept an offer of $5.75 per Share, but would be prepared to recommend in favor of acceptance of a $6.00 per Share cash price, if the other terms and conditions of the transaction were satisfactory and if Robinson-Humphrey were able to render its opinion that the $6.00 per Share cash price was fair to the Company's public stockholders (other than Parent and Purchaser) from a financial point of view. Following that Special Committee meeting, the meeting reconvened and Mr. Currie indicated that a price of $5.75 per Share was not acceptable to the Special Committee. Following further price negotiations, Mr. Currie ultimately indicated that the Special Committee might favorably consider a price of $6.00 per Share.
Mr. Hondo indicated that a price of $6.00 per Share might be

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acceptable to Parent but would have to be considered by Parent's board of directors. Both parties then instructed their legal advisors to begin negotiating the terms of the proposed merger agreement.

    Following the September 6 meeting and continuing through September 12, 2000, representatives of Weil Gotshal, Hand Arendall and Gibson Dunn & Crutcher LLP negotiated the terms of the proposed merger agreement.

    On September 12, 2000, the Special Committee convened via teleconference. Mr. Currie reported the final results of his negotiations with Parent's representatives, including an offer price of $6.00 per Share. Representatives of Hand Arendall, L.L.C. and Gibson, Dunn & Crutcher LLP discussed the terms of the proposed merger agreement. Representatives of Robinson-Humphrey reviewed with the Special Committee Robinson-Humphrey's detailed analysis and opined that $6.00 per Share in cash was fair to the public stockholders of the Company (other than Parent and Purchaser) from a financial point of view. The Special Committee then unanimously determined that the terms of each of the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to, and in the best interest of, the stockholders of the Company (other than Parent and Purchaser), and unanimously determined to recommend that the Board
(i) approve the Merger Agreement and the transactions contemplated thereby
(ii) determine that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interest of the stockholders of the Company (other than Parent and Purchaser), (iii) recommend that the holders of shares accept the offer and tender their shares pursuant to the offer (iv) recommend that the Company's stockholders adopt the Merger Agreement, if applicable, and (v) declare that the Merger Agreement is advisable.

    Later in the afternoon of September 12, 2000, the Board met via teleconference. All members of the Board participated with the exception of Mr. Takekida, who was unavailable at that time. Mr. Currie reported the Special Committee's determinations and recommendations regarding Parent's offer. Counsel to the Special Committee also discussed the terms of the Merger Agreement, and Robinson-Humphrey repeated its opinion that the $6.00 per Share cash price was fair to the public stockholders of the Company (other than Parent and Purchaser) from a financial point of view. By a unanimous vote of the Directors participating in the meeting, the Board then adopted the recommendations of the Special Committee noted above and (i) approved the Merger Agreement,
(ii) determined that each of the Offer and the Merger is fair to and in the best interests of the stockholders of the Company (other than Parent or Purchaser),
(iii) resolved to approve the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby, (iv) recommended acceptance of the Offer and, if applicable, adoption of the Merger Agreement by the stockholders of the Company and (v) declared the Merger Agreement to be advisable.

    On the morning of September 13, 2000 (late in the evening of September 12, 2000 in the U.S.), the board of directors of Parent met in Osaka, Japan and approved the Merger Agreement and the Offer. Following such meeting, the Merger Agreement was executed. On September 13, 2000, Parent and the Company announced the Merger Agreement and the Offer. On October 3, 2000, Purchaser commenced the Offer pursuant to the terms of the Merger Agreement.

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD; FAIRNESS OF THE OFFER AND THE MERGER

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD

    On September 12, 2000, the Special Committee unanimously determined that the terms of each of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interest of, the stockholders of the Company (other than Parent and Purchaser), and unanimously determined to recommend that the Board (i) approve the Merger Agreement and the transactions contemplated thereby, (ii) determine that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the stockholders of the

Company (other than Parent and Purchaser), (iii) recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer,
(iv) recommend that the Company's stockholders adopt the Merger Agreement, if applicable, and (v) declare that the Merger Agreement is advisable. At a meeting held on September 12, 2000, the Board, by the unanimous vote of all those present, determined to accept the Special Committee's recommendation and determined that the terms of each of the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the stockholders of the Company (other than Parent and Purchaser), approved the Merger and the Merger Agreement and the transactions contemplated thereby, determined to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and, if applicable, adopt the Merger Agreement and declared the Merger Agreement advisable.

FAIRNESS OF THE OFFER AND THE MERGER

    THE SPECIAL COMMITTEE. In reaching the conclusions described above, the Special Committee considered a number of factors, including but not limited to the following:

        (i) the historical market prices of the Shares and recent trading activity of the Shares, including the fact that the $6.00 per Share price represents a premium of 100% over the closing sale price on the New York Stock Exchange (the "NYSE") on August 31, 2000, the last full trading day prior to the submission of Parent's initial proposal to the Company, a premium of 102% over the prior one-month average closing sale price on the NYSE and a premium of 95% over the prior three-month average closing sale price on the NYSE, see "SPECIAL FACTORS--Opinion of the Financial Advisor";

        (ii) the opinion of Robinson-Humphrey that, based upon and subject to the assumptions and limitations set forth therein, as of the date of the opinion, the $6.00 per Share cash consideration to be received by the Company's stockholders (other than Parent and Purchaser) in the Offer and Merger was fair from a financial point of view to such stockholders, see "SPECIAL FACTORS--Opinion of the Financial Advisor";

        (iii) the analysis of Robinson-Humphrey supporting its opinion on the fairness of the consideration to be received in the Offer and the Merger from a financial point of view that involved various valuation analyses of the Company, see "SPECIAL FACTORS--Opinion of the Financial Advisor";

        (iv) that the price and terms of the Offer were determined through active arm's-length negotiations between Parent and the Special Committee and its financial and legal advisors, which led to, among other things, a 14.3% increase in the original price offered by Parent;

        (v) based on its negotiations with Parent, in view of the Company's pressing need for additional capital, and based on all of the other information available to it, the Special Committee believed that $6.00 per Share represents the highest price that Parent is willing to pay and the highest price reasonably attainable for the Company's public stockholders;

        (vi) the Company's business, financial condition, results of operations, prospects, current business strategy, competitive position in its industry and general economic and stock market conditions;

        (vii) the high likelihood that the Offer and the Merger would be consummated, including that there are no unusual requirements or conditions to the Offer and the Merger and the fact that Parent has the financial resources to consummate the Offer and the Merger expeditiously;

        (viii) that the consideration to be paid in the Offer and the Merger to holders of Shares is all cash, eliminating any uncertainties in valuing the consideration to be received by the public holders and allowing stockholders to receive cash despite an illiquid market for the Shares;

        (ix) that the transaction has been structured to include a first-step cash tender offer for all of the outstanding Shares, thereby enabling stockholders who tender their Shares to promptly receive $6.00 per Share in cash, and that any public stockholders who do not tender their Shares and who do not perfect their appraisal rights will receive the same cash price per Share in the subsequent Merger;

        (x) the possible conflicts of interest of certain directors and members of management of both the Company and Parent discussed below under "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger"; and

        (xi) that stockholders who do not tender their Shares pursuant to the Offer will have the right in connection with the Merger to demand appraisal of the fair value of their Shares under the DGCL, whether or not a stockholder vote is required, see "SPECIAL FACTORS--Dissenters' Rights."

    THE BOARD. In reaching its determinations referred to above, the Board considered the following factors, each of which, in the view of the Board, supported such determinations: (i) the conclusions and recommendations of the Special Committee; (ii) the factors referred to above as having been taken into account by the Special Committee, including the receipt by the Special Committee of the opinion of Robinson-Humphrey that, based upon and subject to the assumptions and limitations stated therein, as of the date of the opinion, the $6.00 per Share to be received by the stockholders of the Company (other than Parent and Purchaser) in the Offer and the Merger was fair from a financial point of view to such holders; and (iii) the fact that the Offer Price and the terms and conditions of the Merger Agreement were the result of arm's-length negotiations between the Special Committee and Parent.

    The members of the Board, including the members of the Special Committee, evaluated the Offer and the Merger in light of their knowledge of the business, financial condition, results of operations, prospects, current business strategy and competitive position of the Company, and based upon the advice of financial and legal advisors.

    The Board, including the members of the Special Committee, believes that the Offer and Merger are procedurally fair because, among other things: (i) the Special Committee consisted solely of directors who are neither employed by, nor affiliated with, the Company (other than as directors or stockholders of the Company), Parent, Purchaser or any of their affiliates, and who were appointed to represent the interests of stockholders (other than Parent and Purchaser);
(ii) the Special Committee was advised by legal counsel experienced in advising on similar transactions; (iii) the Special Committee was advised by Robinson-Humphrey, as its financial advisor, to render its opinion to the Board with respect to the fairness, from a financial point of view, to the Company's public stockholders (other than Parent and Purchaser) of the consideration to be paid in the Offer and the Merger; (iv) the nature of the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and alternatives thereto; (v) that the $6.00 per Share price resulted from active arm's-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Parent, on the other; and (vi) that the Special Committee is a mechanism well established under Delaware law in transactions of this type.

    The Board and the Special Committee recognized that the Offer is not conditioned on the tender of a majority of the Shares other than those owned by Parent and Purchaser and that the Merger is not structured to require the approval of holders of a majority of the Shares not owned by Parent and Purchaser, and that Purchaser currently has sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company.

    The Special Committee and the Board also recognized that, while consummation of the Offer and the Merger will result in all stockholders (other than Parent and Purchaser) being entitled to receive $6.00 in cash for each of their Shares, it will eliminate the opportunity for current stockholders (other than Parent and Purchaser) to participate in the benefit of increases, if any, in the value of the Company's business following the Merger. Nevertheless, the Special Committee and the Board concluded that this fact did not justify foregoing the receipt of the immediate cash premium represented by the $6.00 per Share price.

    As noted above, the Special Committee and the Board were of the view that the best measure of the Company's value would be based on the Company's continued operation as a going concern. Accordingly, the Special Committee and the Board believed that neither the book value nor the liquidation value of the Company's assets were meaningful measures of the fair value of the Shares.

    In view of the wide variety of factors considered in connection with their respective evaluations of the Offer and the Merger, neither the Special Committee nor the Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they each considered in reaching their determinations.

    The foregoing discussion of the information and factors considered and given weight by the Special Committee and the Board is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Board.

    BY THE UNANIMOUS VOTE OF ALL THOSE PRESENT, THE BOARD, BASED ON THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE, (A) APPROVED THE MERGER AGREEMENT, (B) DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY (OTHER THAN PARENT OR PURCHASER), (C) RESOLVED TO APPROVE THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT,
(D) RECOMMENDED ACCEPTANCE OF THE OFFER AND, IF APPLICABLE, ADOPTION OF THE MERGER AGREEMENT BY THE STOCKHOLDERS OF THE COMPANY AND (E) DECLARED THE MERGER AGREEMENT TO BE ADVISABLE.

OPINION OF THE COMPANY'S FINANCIAL ADVISOR

GENERAL

    Robinson-Humphrey was retained by the Company to deliver its opinion as to the fairness, from a financial point of view, to the stockholders of the Company, other than Parent and Purchaser, of the consideration to be offered in the Merger Agreement. On September 12, 2000, at a telephonic meeting the Special Committee held to evaluate the consideration to be offered to stockholders (other than Parent and Purchaser), Robinson-Humphrey rendered a verbal opinion to the Special Committee that, as of the date of such opinion and based upon and subject to certain matters stated therein, the consideration to be offered in the proposed transaction is fair, from a financial point of view, to the stockholders of the Company (other than Parent and Purchaser).

    THE FULL TEXT OF THE OPINION OF ROBINSON-HUMPHREY, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX A TO THIS SOLICITATION/RECOMMENDATION STATEMENT ON
SCHEDULE 14D-9 FILED WITH THE COMMISSION IN CONNECTION WITH THE OFFER AND IS INCORPORATED HEREIN BY THIS REFERENCE. THE DESCRIPTION OF THE ROBINSON-HUMPHREY OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE ROBINSON-HUMPHREY OPINION. STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY.

    THE OPINION OF ROBINSON-HUMPHREY IS DIRECTED TO THE SPECIAL COMMITTEE AND RELATES ONLY TO THE FAIRNESS OF THE CONSIDERATION TO BE OFFERED IN THE PROPOSED TRANSACTION FROM A FINANCIAL POINT OF VIEW,

DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD ACT.

    Material and Information Considered with Respect to the Proposed Transaction

    In arriving at its opinion, Robinson-Humphrey among other things:

    1.  Reviewed the Merger Agreement;

    2. Reviewed certain publicly available information concerning the Company which it believed to be relevant to its analysis;

    3. Reviewed certain historical and projected financial and operating data concerning the Company furnished to it by the Company;

    4. Reviewed the historical market prices and trading activities for the stock of the Company from September 1, 1997 to September 12, 2000 and compared them with those of certain publicly traded companies which it deemed relevant;

    5. Compared the historical financial results and present financial condition of the Company to those of certain publicly traded companies which it deemed relevant;

    6. Reviewed the financial terms of the proposed transaction and compared them with the terms of certain other recent merger and acquisition transactions which it deemed relevant;

    7. Reviewed the financial terms of certain acquisitions and tender offers involving the purchase of a minority equity interest in publicly traded companies which it deemed relevant;

    8. Conducted discussions with members of the Company's management concerning its business, operations, assets, present condition and prospects; and

    9. Reviewed such other financial statistics and undertook such other analyses and investigations as it deemed appropriate.

    In rendering its opinion, Robinson-Humphrey assumed and relied upon the accuracy and completeness of the financial and other information used by Robinson-Humphrey in arriving at its opinion without independent verification. With respect to the financial forecasts of the Company, Robinson-Humphrey assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In arriving at its opinion, Robinson-Humphrey did not conduct a physical inspection of the properties and facilities of the Company. Robinson-Humphrey has not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Its opinion is necessarily based upon market, economic and other conditions as they existed on, and can be evaluated as of, September 13, 2000.

    In preparing its opinion, Robinson-Humphrey performed a variety of financial and comparative analyses, including those described below. The summary of such analyses does not purport to be a complete description of the analyses underlying Robinson-Humphrey's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Accordingly, Robinson-Humphrey believes that its analyses must be considered as an integrated whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and opinion. In its analyses, Robinson-Humphrey made numerous assumptions with respect to the Company, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Company. The estimates contained in such analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Robinson-Humphrey's opinion and analyses were only one of several factors considered by the Special Committee in its evaluation of the proposed transaction and should not be viewed as determinative of the views of the Special Committee or the Board with respect to the consideration to be received by the Company's stockholders (other than Parent and Purchaser) in the proposed transaction. The following is a summary of the material financial and comparative analyses performed by Robinson-Humphrey in arriving at the Robinson-Humphrey opinion.

ANALYSIS OF COMPARABLE PUBLIC COMPANIES

    Robinson-Humphrey reviewed and compared selected publicly-available financial data, market information and trading multiples for the Company with other selected publicly-traded companies in the printer and U.S. copier industries that Robinson-Humphrey deemed comparable to the Company. This group of 13 publicly-traded companies included:

PRINTER COMPANIES
- Encad, Inc.                                  - Canon, Inc. (ADR)
- Printronix, Inc.                             - Hewlett-Packard Company
- Transact Technologies Incorporated           - Ricoh Company, Ltd. (ADR)
- Electronics for Imaging, Inc.                - Lexmark International Group, Inc.

U.S. COPIER COMPANIES
- Lanier Worldwide, Inc.                       - Global Imaging Systems, Inc.
- Ikon Office Solutions                        - Xerox Corporation
- Danka Business Systems

    For the selected public companies, Robinson-Humphrey compared, among other things, enterprise value (or market capitalization plus debt less cash and cash equivalents) as a multiple of latest twelve months ("LTM") revenues, LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"), latest quarter annualized ("LQA") EBITDA, LTM EBITDA minus capital expenditures ("CAPEX")("Cash Flow"), LTM earnings before interest and taxes ("EBIT") as well as market value (or fully diluted shares outstanding times closing stock price) as a multiple of LTM net income (loss), estimated fiscal 2000 ("2000E") net income, estimated fiscal 2001 ("2001E") net income and LTM book value. All multiples were based on closing stock prices as of September 7, 2000. Historical results for the comparable companies were based on historical financial information available in public filings of the comparable companies. Revenue and earnings per share ("EPS") estimates were based on I/B/E/ S consensus estimates as of September 7, 2000. I/B/E/S is an information provider that publishes a compilation of estimates of projected financial performance for public companies produced by equity research analysts at leading investment banking firms. The following table sets forth the low, average and high multiples indicated by this analysis for the comparable companies as of September 7, 2000:

                                                                        MULTIPLES
                                                              ------------------------------
                                                                LOW      AVERAGE      HIGH
                                                              --------   --------   --------
Enterprise Value to:
LTM Revenues................................................    0.2x        0.8x       1.7x
  LTM EBITDA................................................    3.5         6.4       11.9
  LQA EBITDA................................................    3.5         6.4       11.9
  LTM EBITDA--CAPEX.........................................    6.3         9.5       16.1

                                                                        MULTIPLES
                                                              ------------------------------
                                                                LOW      AVERAGE      HIGH
                                                              --------   --------   --------
  LTM EBIT..................................................    6.8        10.8       20.6

Market Value to:
  LTM Net Income............................................    3.0x        9.3x      15.1x
  2000E Net Income..........................................    5.3        10.2       16.1
  2001E Net Income..........................................    3.9         9.3       22.8
  LTM Book Value............................................    0.5         1.5        3.6

    Based upon the multiples derived from this analysis and the Company's historical and projected results, Robinson-Humphrey calculated a range of implied equity values for the Company between $1.05 and $10.13 per share, with a weighted average implied equity value of $4.61 per share. Additionally, Robinson-Humphrey calculated the present value of the net operating loss ("NOL") for the Company to be approximately $0.90 per share.

    Robinson-Humphrey noted that none of the companies used in the analysis of comparable public companies was identical to the Company and that, accordingly, the analysis of comparable public companies necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of comparable companies.

ANALYSIS OF COMPARABLE MERGER AND ACQUISITION TRANSACTIONS

ALL TRANSACTIONS

    Robinson-Humphrey reviewed and analyzed the consideration paid in 17 selected completed and pending merger and acquisition transactions involving printer and U.S. copier companies since January 1, 1996. The transactions reviewed were:

DATE ANNOUNCED                            TARGET NAME                                     ACQUIROR NAME
--------------          -----------------------------------------------  -----------------------------------------------
03/21/00                Comtec Information Systems Inc.                  Zebra Technologies Corp
09/22/99                Tektronix Inc-Color Printing                     Xerox Corp
07/14/99                Management Graphics Inc.                         Electronics for Imaging, Inc.
06/08/99                QMS Inc                                          Minolta Co., Ltd.
05/14/99                Kentek Information Systems Inc                   Investor Group
03/09/99                Powerhouse Technologies                          Anchor Gaming
01/07/99                Trident International                            Illinois Tool Works
12/17/98                Truevision                                       Pinnacle Systems
12/11/98                Technology 80                                    ACS Electronics
10/06/98                Raster Graphics                                  Gretag Imaging Group
07/10/98                Eltron International                             Zebra Technologies
04/22/98                AccelGraphics                                    Evans & Sutherland Computer
03/06/98                Proxima Corporation                              ASK AS
01/16/98                Checkmate Electronics                            International Verifact
07/15/97                DH Technology                                    Axiohm SA
01/22/97                Norand Corporation                               Western Atlas
06/11/96                Computer Identics                                Robotic Vision Systems

    For the selected transactions, Robinson-Humphrey compared, among other things, enterprise value as a multiple of LTM revenues, LTM EBITDA, LQA EBITDA, LTM EBITDA minus CAPEX, LTM EBIT as well as market value as a multiple of LTM net income and LTM book value. The following table sets forth the low, average and high multiples indicated by the selected mergers and acquisitions:

                                                                        MULTIPLES
                                                              ------------------------------
                                                                LOW      AVERAGE      HIGH
                                                              --------   --------   --------
Enterprise Value to:
  LTM Revenues..............................................    0.4x        1.2x       1.7x
  LTM EBITDA................................................    4.3         8.7       11.7
  LQA EBITDA................................................    4.3         8.7       11.7
  LTM EBITDA--CAPEX.........................................    5.2         9.9       13.5
  LTM EBIT..................................................    8.8        11.0       14.1

Market Value to:
  LTM Net Income............................................    8.1x       16.7x      25.4x
  LTM Book Value............................................    0.9         2.7        6.3

    Based upon the multiples derived from this analysis and the Company's historical and projected results, Robinson-Humphrey calculated a range of implied equity values for the Company between $3.58 and $18.26 per share with a weighted average implied equity value of $4.97 per share.

KEY PEER TRANSACTIONS

    Robinson-Humphrey reviewed and analyzed the consideration paid in four key peer completed merger and acquisition transactions involving printer companies since January 1, 1996. These particular transactions were considered to be the most comparable transactions for purposes of analysis due to their similarity to the business of the Company. The transactions reviewed were:

DATE ANNOUNCED                            TARGET NAME                                     ACQUIROR NAME
--------------          -----------------------------------------------  -----------------------------------------------
09/29/99                Tektronix Inc--Color Printing                    Xerox Corp
06/08/99                QMS Inc                                          Minolta Co., Ltd.
05/14/99                Kentek Information Systems Inc                   Investor Group
07/10/98                Eltron International                             Zebra Technologies

    For the selected transactions, Robinson-Humphrey compared, among other things, enterprise value as a multiple of LTM revenues, LTM EBITDA, LQA EBITDA, LTM EBITDA minus CAPEX, LTM EBIT as well as market value as a multiple of LTM net income, estimated one year forward net income and LTM book value. The following table sets forth the low, average and high multiples indicated by the selected mergers and acquisitions:

                                                                        MULTIPLES
                                                              ------------------------------
                                                                LOW      AVERAGE      HIGH
                                                              --------   --------   --------
Enterprise Value to:
  LTM Revenues..............................................     0.6x      1.06x      1.71x
  LTM EBITDA................................................     7.5        9.3       11.6
  LQA EBITDA................................................     7.5        9.3       11.6
  LTM EBITDA--CAPEX.........................................    11.8       11.8       11.8
  LTM EBIT..................................................    10.1       10.5       10.8

Market Value to:
  LTM Net Income............................................     8.1x      12.6x      17.1x
  Forward Net Income........................................     9.3       16.6       24.6
  LTM Book Value............................................     0.9        1.9        3.3

    Based upon the multiples derived from this analysis and the Company's historical and projected results, Robinson-Humphrey calculated a range of implied equity values for the Company between $2.75 and $15.16 per share, with a weighted average implied equity value of $5.30 per share.

    Robinson-Humphrey noted that none of the other companies utilized in the analysis of all selected transactions and key peers transactions is identical to the Company. All multiples for the selected transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period during which the selected transactions occurred.

DISCOUNTED CASH FLOW ANALYSIS

BASE CASE

    Robinson-Humphrey performed a discounted cash flow analysis of the Company based upon management's base case projections for 2000E through 2004E to estimate the implied equity value per share of the Company. Robinson-Humphrey calculated a range of implied equity values for the Company based on its free cash flow (earnings before interest and after taxes plus depreciation and amortization expense minus capital expenditures and increases in working capital) for the fiscal years ended March 31, 2001 through March 31, 2004, inclusive, using discount rates ranging from 22% to 27% and terminal value multiples of fiscal year 2004 EBITDA ranging from 6x to 10x. The analysis indicated the following implied per share equity valuations of the Company:

                                                       TERMINAL VALUE EBITDA MULTIPLES
DISCOUNT                                     ----------------------------------------------------
RATE                                            6X         7X         8X         9X        10X
--------                                     --------   --------   --------   --------   --------
22%.......................................    $6.82      $8.32      $9.83      $11.33     $12.83
23%.......................................     6.39       7.83       9.27       10.72      12.16
24%.......................................     5.97       7.36       8.75       10.13      11.52
25%.......................................     5.58       6.91       8.24        9.57      10.90
26%.......................................     5.20       6.48       7.76        9.04      10.32
27%.......................................     4.84       6.07       7.30        8.53       9.76

    Based upon the Company's projected results, Robinson-Humphrey calculated a range of implied equity value per share of the Company between $4.84 and $12.83 per share, with an average implied equity value of $8.51 per share.

DOWNSIDE CASE

    Robinson-Humphrey performed a discounted cash flow analysis of the Company based upon management's downside projections for 2000E through 2004E to estimate the implied equity value per share of the Company. Robinson-Humphrey calculated a range of implied equity values for the Company based on its free cash flow for the fiscal years ended March 31, 2001 through March 31, 2004, inclusive, using discount rates ranging from 18% to 23% and terminal value multiples of calendar year 2004 EBITDA ranging from 6.0x to 10.0x. The analysis indicated the following per share equity valuations of the Company:

                                                         TERMINAL VALUE EBITDA MULTIPLES
DISCOUNT                                       ----------------------------------------------------
RATE                                              6X         7X         8X         9X        10X
--------                                       --------   --------   --------   --------   --------
18%.........................................    $2.85      $4.08      $5.32      $6.55      $7.78
19%.........................................     2.52       3.71       4.89       6.07       7.25
20%.........................................     2.21       3.35       4.48       5.61       6.75
21%.........................................     1.92       3.00       4.09       5.18       6.27
22%.........................................     1.63       2.68       3.72       4.76       5.81
23%.........................................     1.36       2.37       3.37       4.37       5.37

    Based upon the Company's projected results, Robinson-Humphrey calculated a range of implied equity values for the Company between $1.36 and $7.78 per share with an average implied equity value of $4.30 per share.

ANALYSIS OF PREMIUMS PAID IN SELECTED MINORITY INVESTMENTS

    Robinson-Humphrey analyzed the transaction premiums paid in all minority investment transactions of publicly-traded companies, effected since January 1, 1997, based on the target company's stock price one day, one week and four weeks prior to public announcement of the transaction. This analysis indicated the following premiums paid in the selected transactions:

                                                            PURCHASE PRICE PREMIUM
                                                          PRIOR TO ANNOUNCEMENT (1)
                                                        ------------------------------
                                                         1 DAY      1 WEEK    4 WEEKS
                                                        --------   --------   --------
Average...............................................    24.8%      24.7%      27.5%
Median................................................    16.1       14.6       18.5

------------------------

(1) Source: Securities Data Corporation as of September 9, 2000.

    Based upon the August 31, 2000 closing price of $3.00 per Share (the last full trading day prior to the public announcement of the Initial Proposal), Robinson-Humphrey calculated an average implied equity value per share for the Company of $3.74, $3.74 and $3.84 per share based upon one day, one week and four weeks premiums, respectively.

INTENT TO TENDER

    To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each of the directors, executive officers, subsidiaries and affiliates of the Company (other than Purchaser) presently intend to tender to Purchaser, pursuant to the Offer, all shares of which he is the record or beneficial owner.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

    Robinson-Humphrey was selected to render a fairness opinion because Robinson-Humphrey is a nationally-recognized investment banking firm with substantial experience in transactions similar to the proposed transaction and because it is familiar with the Company, its business and its industry. Robinson-Humphrey has from time to time rendered, and may in the future render, investment banking, financial advisory and other services to the Company for which it has received, or will receive, customary compensation. Robinson-Humphrey is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

    Pursuant to a letter agreement, the Company has agreed to pay Robinson-Humphrey an opinion fee equal to $300,000 which was payable upon delivery of the fairness opinion. The fees paid or payable to Robinson-Humphrey are not contingent upon the contents of the opinion delivered. In addition, the Company has agreed to reimburse Robinson-Humphrey for its reasonable out-of-pocket expenses, subject to certain limitations, and to indemnify Robinson-Humphrey and certain related persons against certain liabilities arising out of or in conjunction with its rendering of services under its engagement, including certain liabilities under the federal securities laws. In the ordinary course of its business, Robinson-Humphrey may actively trade in the securities of the Company for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    The following sets forth transactions in the Common Stock during the past
60 days by (i) Parent, its subsidiaries, and their respective directors and executive officers, and (ii) the Company, its subsidiaries, their respective directors and executive officers and any pension, profit-sharing or similar plan of the Company on behalf of any such directors and executive officers. Pursuant to the Company's 401(k) Plan (the "Plan"), the Plan purchased on behalf of Alfred A. Butler Shares in the following transactions: (i) 88.6144 Shares on August 7, 2000 at $3.13 per Share; (ii) 103.0467 Shares on August 21, 2000 at $3.00 per Share; (iii) 59.0583 Shares on September 1, 2000 a $4.88 per Share; and (iv) 34.8766 Shares on September 15, 2000 at $5.94 per Share. All transactions involved open-market purchases or sales of the Common Stock.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    Except as set forth herein or in the portions of the Offer to Purchase incorporated herein by reference, the Company is not currently undertaking or engaged in any negotiation in response to the Offer that relate to: (1) a tender offer for, or other acquisition of, the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    Except as set forth herein or in the portions of the Offer to Purchase incorporated therein by reference, there are no transactions, resolutions of the Board of Directors of the Company, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION

    Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference in their entirety.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS

(a)(1) Offer to Purchase, dated October 3, 2000 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent and Purchaser filed with the Commission on October 3, 2000).*

(a)(2) Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of Parent and Purchaser filed with the Commission on October 3, 2000).*

(a)(3) Text of Press Release issued by the Company on September 13, 2000 (incorporated herein by reference to Exhibit (a)(i)(K) to the Schedule TO of Parent and Purchaser filed with the Commission on October 3,
        2000).*

(a)(4) Text of Press Release issued by Parent on September 13, 2000 (incorporated herein by reference to Exhibit (a)(i)(J) to the Schedule TO of Parent and Purchaser filed with the Commission on October 3,
        2000).*

(a)(5)  Text of Joint Press Release issued by Parent and the Company on
        October 3, 2000 (incorporated herein by reference to Exhibit (a)(1)(I) to the Schedule TO of Parent and Purchaser filed with the Commission on October 3, 2000).*

(a)(6) Opinion of The Robinson-Humphrey Company, LLC, dated September 13, 2000 (included as Annex A to this Solicitation/Recommendation Statement on
        Schedule 14D-9).*

(a)(7) Letter to Stockholders, dated October 3, 2000, from the Company's Board of Directors.*

(e)(1) Agreement and Plan of Merger, dated as of September 13, 2000, among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d) to the Schedule TO of Parent and Purchaser filed with the Commission on October 3, 2000).*

(e)(2) Selected Pages from the Proxy Statement of the Company for the 2000 Annual Meeting of Stockholders of the Company (incorporated by reference to the Company's proxy statement on Schedule 14A, filed with the Commission on March 29, 2000).

(e)(3) Minolta-QMS, Inc. Supplemental Executive Retirement Plan dated July 31, 2000 (incorporated by reference to Exhibit 10(d)(i) to the Company's Quarterly Report on Form 10-Q filed with the Commission on August 14,
        2000).

(e)(4) Trust Agreement dated July 31, 2000, relating to the Minolta-QMS, Inc. Supplemental Executive Retirement Plan (incorporated by reference to
        Exhibit 10(d)(ii) to the Company's Quarterly Report on Form 10-Q filed with the Commission on August 14, 2000).

------------------------

*  Included with materials mailed to stockholders.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       MINOLTA-QMS, INC.

                                                       By:            /s/ EDWARD E. LUCENTE
                                                            -----------------------------------------
                                                                        Edward E. Lucente
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: October 3, 2000